SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


                   Navigant International Inc.
            -----------------------------------------
                         (Name of Issuer)


                  Common Stock, $.001 par value
            -----------------------------------------
                  (Title of Class of Securities)


                            63935R108
            -----------------------------------------
                          (CUSIP Number)


                          June 15, 1998
            -----------------------------------------
     (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-(c)

         [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     CUSIP No. 63935R108


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Management, L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

         5    SOLE VOTING POWER

              0 Shares

         6    SHARED VOTING POWER

              588,720 Shares


         7    SOLE DISPOSITIVE POWER

              0 Shares


         8    SHARED DISPOSITIVE POWER

              588,720 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         588,720 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.5%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO/IA

                                     CUSIP No. 63935R108


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Master Fund, Ltd.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

         5    SOLE VOTING POWER

              0 Shares

         6    SHARED VOTING POWER

              357,225 Shares


         7    SOLE DISPOSITIVE POWER

              0 Shares


         8    SHARED DISPOSITIVE POWER

              357,225 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         357,225 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.7%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO

                                     CUSIP No. 63935R108


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Ziff Asset Management, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

         5    SOLE VOTING POWER

              0 Shares

         6    SHARED VOTING POWER

              231,495 Shares


         7    SOLE DISPOSITIVE POWER

              0 Shares


         8    SHARED DISPOSITIVE POWER

              231,495 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         231,495 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         1.8%

12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN

         This Amendment No. 1 to Schedule 13G amends a Schedule 13G, originally dated June 15, 1998, with respect to the Common Stock, par value $.001 per share (the "Shares") of Navigant International Inc., a Delaware corporation (the "Company") beneficially owned by OZ Management, L.L.C., OZ Master Fund, Ltd. and Ziff Asset Management, L.P. This Amendment is filed to amend Items 2(b), 4 and 5 (as of December 31, 1998) contained in the Schedule 13G.


         Item 1.  No amendment.


         Items 2(a), (c)-(e)  No amendment.

         Item 2(b)  Address or principal business office or, if none, residence:

         The address of the principal business office of OZ Management is 153 East 53rd Street, 44th Floor, New York, New York 10022.

         The address of the principal business office of Ziff Asset Management is 283 Greenwich Avenue, Third Floor, Greenwich, Connecticut 06830.


         Item 3.  No amendment.


         Item 4.  Ownership

         See cover page for each Reporting Person.


         Item 5.  Ownership of 5 Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:      [x]


         Item 6. - 9.   No amendment.


         Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999.


OZ MANAGEMENT, L.L.C.

By:  /s/ Daniel S. Och
--------------------------------
Name:   Daniel S. Och
Title:  Managing Member



OZ MASTER FUND, LTD.
By:  OZ MANAGEMENT, L.L.C.
     as Investment Manager


By:  /s/ Daniel S. Och
----------------------------------
Name:  Daniel S. Och
Title:  Managing Member



ZIFF ASSET MANAGEMENT, L.P.
By:  PBK Holdings, Inc.
     as General Partner

By:  /s/ Mark Beaudoin
-----------------------------------
Name:    Mark Beaudoin
Title:   Treasurer